Exhibit 99.7

Gorilla Technology Group Inc. Announces Pricing of $125 Million Senior Unsecured Convertible Bond Offering to Commence NeutraDC Batam Project in Indonesia

Gorilla Technology Group Inc. (NASDAQ: GRRR) (“Gorilla” or the “Company”), a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence, IoT technology and data centers, today announced the pricing of $125 million aggregate principal amount of 7.50% Senior Unsecured Convertible Notes, Series B due 2031 (the “Bonds”).

The Bonds are being sold in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, to institutional investors, and the offering is expected to close on or about July 17, 2026, subject to customary closing conditions. Additional details regarding the private placement will be disclosed in a Form 6-K to be filed by the Company with the Securities and Exchange Commission.

When issued, the Bonds will be senior unsecured obligations of the Company, will be issued at 100% of their principal amount, will accrue interest payable semi-annually in arrears at a rate of 7.50% per annum, and will mature on June 15, 2031, unless earlier converted, redeemed or repurchased in accordance with their terms. Interest will be payable in cash or, at the Company’s election and subject to certain conditions, ordinary shares of the Company.

The initial conversion rate for the Bonds will be 39.2425 ordinary shares per $1,000 principal amount of Bonds, which is equivalent to an initial conversion price of approximately $25.4826 per ordinary share, and will be subject to adjustment upon the occurrence of certain events. The initial conversion price represents a conversion premium of approximately 52% over the closing price of $16.77 per ordinary share of the Company on July 14, 2026. The conversion price is subject to two reset mechanisms: one, a downward reset with a floor of $8.00 per ordinary share; the second, an upward reset with a cap of $31.85325 per ordinary share, representing a premium of 90% per ordinary share over such closing price.

The Company intends to use the net proceeds from the offering to fund advance payments required to secure committed data center capacity and commence the equity portion of purchases of data center equipment for deployment pursuant to the Company’s NeutraDC Batam project in Indonesia, announced on June 23, 2026, with any remaining proceeds to be used for general corporate purposes.

The securities described above have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company has agreed to file a resale registration statement on Form F-3 with the SEC to register the resale of the Bonds and the ordinary shares issuable upon conversion of the Bonds described above.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Gorilla Technology Group Inc.

Headquartered in London, U.K., Gorilla Technology Group Inc. (NASDAQ: GRRR) is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence, IoT technology and data centres. Gorilla provides a wide range of solutions, including Smart City, Network, Video, Security Convergence, IoT and AI infrastructure solutions across select verticals, including government & public services, manufacturing, telecom, retail, transportation & logistics, healthcare and education, using AI and deep learning technologies.

For more information, visit https://www.gorilla-technology.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, statements regarding the completion of the offering, the expected timing of the closing of the offering, the intended use of proceeds from the offering, the terms of the Bonds, the Company’s ability to fund purchases of data center equipment and related business initiatives, and the potential benefits of such purchases, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2026 and those that are included in any of Gorilla’s future filings with the SEC.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.

Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Public Relations Contact

Samantha Dowd
Prosek Partners for Gorilla Technology
GRRR@prosek.com

Investor Relations Contact

Dave Gentry
RedChip Companies, Inc. for Gorilla Technology
1-407-644-4256
GRRR@redchip.com